October 6, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios 2: Form N-1A

Amendment No. 20 to the Registration Statement under

the Investment Company Act of 1940

Investment Company Act No. 811-09999

Dear Mr. Zapata:

We filed through EDGAR on July 18, 2016 on behalf of Prudential Investment Portfolios 2 (the “Trust” or the “Registrant”) Amendment No. 20 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”), which was filed with respect to the Prudential Institutional Money Market Fund (the “Fund”).

This letter is intended to respond to the comments on the Amendment that the staff of the Division of Asset Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on August 12, 2016. For your convenience, a summary of the Staff’s comment is included herein and the Registrant’s response is set forth immediately below the comment. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

Comment: We note that in the section of the Fund's Prospectus entitled "How to Buy and Sell Shares", the net asset value (NAV) of Fund shares is determined once each business day at 4:15 p.m., Eastern time, on days that the New York Stock Exchange (NYSE) is open for trading, or in the event that the NYSE is closed, when the US Government bond market and US Federal Reserve Banks are open. Please explain supplementally why the Fund's NAV, as well as the NAV of each of Prudential Core Ultra Short Bond Fund and Prudential Core Short-Term Bond Fund, other series of the Registrant, is determined at 4:15 pm, when the standard in the industry is generally 4:00 pm, and how this complies with current regulations.

Response: With respect to Prudential Core Ultra Short Bond Fund and Prudential Core Short-Term Bond Fund, because these series of the Registrant operate as sweep vehicles for the Prudential Mutual Funds, and cash available is determined at the end of trading, determination of the NAV of shares for these two series of the Registrant at 4:15 p.m. provides sufficient time for trades determined at 4:00 p.m. or earlier to be transmitted to the Transfer Agent. With respect to the Fund, the Board has approved a change in the time of determination of the Fund’s NAV. Accordingly, effective on or about October 11, 2016, the Fund shall calculate its NAV once each business day at 4:00p.m. Eastern time. A supplement was filed on September 29, 2016 to reflect this change.

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Vice President & Corporate Counsel